Exhibit 99.1

Report1 of the Annual General Meeting of Shareholders
of ASML Holding N.V.
held on April 26, 2017

Chairman: G.J. Kleisterlee (the “Chairman”)

General
This report of the Annual General Meeting of Shareholders (“AGM”) of ASML Holding N.V. ("ASML" or the "Company"), held on April 26, 2017, is intended purely for informational purposes and is not intended to be complete. This document contains a report of the AGM held on April 26, 2017 and does not deal with events after April 26, 2017. These minutes should be read in conjunction with the agenda and the explanatory notes to the agenda for this meeting, the 2016 Annual Report under the articles of association, the annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") for the year ending December 31, 2016 and other documents that ASML has filed with the SEC. ASML does not give any guarantee as to the completeness or correctness of the information contained in this report and undertakes no obligation whatsoever to update or correct the information it contains after its publication.

Cautionary statement on Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the third quarter of 2017, including expected sales, gross margin, R&D and SG&A expenses, other income, and effective annualized tax rate, expected financial results and trends for the full year 2017, including expected revenue growth and growth in logic and memory, trends in DUV systems revenue, Holistic Lithography and installed base management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including the development potential of the semiconductor industry and our expectation that the trends exhibited in the second quarter of 2017 will continue into 2018, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, statements with respect to the benefits of the hardware innovations in the new DUV lithography immersion system, EUV-high volume manufacturing adoption inflection, statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018, expected multi-e-beam innovation, improvement in the chip production process, and expected growth in HMI’s revenue, statements with respect to the acquisition of Carl Zeiss SMT and its expected benefits, statements relating to the development of a training center with Circuit Research and Development Center Ltd., including its expected benefits, and the Chinese IC industry, including expected new fab demand and lithography market opportunity and expected shipments, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders, statements with respect to the potential development of a new IT process, and statements about our proposed dividend, dividend policy, intention to repurchase shares and benefits of our revised remuneration policy and statements with respect to the possibility of a share split and the share repurchase plan, including its expected resumption. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project",

__________________________
1 This is an unofficial translation; the Dutch version of the report is the official version.

"believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words.

These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, the pace of development of the Chinese IC industry, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

1.	Opening

The Chairman opened the AGM of ASML and welcomed all those present.

The Chairman stated that the requirements prescribed by law and by the articles of association for convening the AGM had been met and that the requisite documents had been available for inspection in the places prescribed by law and by the articles of association, meaning that the meeting had been convened in a legally valid manner and that the general meeting was authorized to adopt resolutions on the proposals included in the agenda.

The Board of Management was represented at the meeting by: Mr. Wennink, Mr. Van den Brink, Mr. Nickl, Mr. Van Hout and Mr. Schneider-Maunoury. The Supervisory Board was represented at the meeting by Ms. Aris, Ms. Smits-Nusteling, Ms. Van der Meer Mohr, Mr. Grose, Mr. Schwalb, Mr. Stork and Mr. Ziebart.

Mr. Kleipool, candidate civil law notary with De Brauw Blackstone Westbroek, acted as secretary of the meeting and had been put in charge of the voting procedure.

Mr. Van Delden, the Company’s external accountant was also present at the meeting, in accordance with the Dutch Corporate Governance Code.

The Chairman then dealt with the items on the agenda of the meeting.

2.	Overview of the Company’s business, including its activities with regard to corporate social responsibility and the Company’s financial situation (Discussion item)

The Chairman invited Mr. Wennink to take the floor to give a summary of ASML’s activities and the current situation at ASML.

Mr. Wennink began his presentation by reviewing 2016. The Company had generated a record revenue of EUR 6.79 billion, including revenue of EUR 2.22 billion from services and options. The gross margin was 44.8%, profit was EUR 1.47 billion and profit per share was EUR 3.46.

Mr. Wennink went on to say that the productivity and availability targets for EUV technology had been met and that 18 systems valued at about EUR 2 billion were in the order book at the end of the year, which was a sign of customer confidence in EUV technology. He also stated that ASML had agreed to acquire a 24.9% interest in Carl Zeiss SMT. This interest, together with a EUR 760 million investment over a period of six years in R&D, buildings and equipment in Carl Zeiss SMT, was aimed at facilitating the development of the next generation of EUV systems. The DUV business was doing very well: 46 highly advanced TWINSCAN NXT:1980 systems had been shipped in 2016. In holistic lithography there had been growth in the (adoption of) the existing  product portfolio and the strategy in that field had been reinforced in 2016 with the acquisition of HMI, thus enabling ASML to further improve the chip production process at its customers, given the increasing complexity of chips. Finally, Mr. Wennink said that EUR 846 million had been returned to shareholders through dividends and share repurchases.

Mr. Wennink then explained the financial situation. To start with, he gave a breakdown of revenue per end use. He then proceeded to discuss the profit & loss account. A notable factor was that although R&D costs had risen, partly because of the investments in EUV, operational profit was nevertheless holding steady. This was partly due to the margin on DUV and Holistic Lithography products. As for cash flow, investment activities were notable, in particular the aforementioned acquisition of HMI. In addition, new bonds had been issued to finance these investment activities. ASML’s cash (including short term investments) position exceeded EUR 4 billion at the end of 2016. Looking at the balance sheet, notable items included this cash position and goodwill and intangible assets. The Company’s liquidity position was good. According to Mr. Wennink, all this meant that a proposal would be made later on in the meeting to pay out a dividend of EUR 1.20 per share, i.e. a 14% increase compared to the dividend for 2015. Mr. Wennink said that the share repurchase program had been paused as a result of the HMI acquisition and the intended stake in Carl Zeiss SMT. Finally, Mr. Wennink gave a brief explanation of the recently published results for the first quarter of 2017 and expectations for the second quarter of 2017.

The Chairman then asked whether there were any questions.

Mr. Stevense, from the Foundation for Legal Protection for Investors (Stichting Rechtsbescherming Beleggers ("SRB")), requested an explanation of the order book for EUV for 2017, the fluctuations in the gross margin and the costs of EUV systems, the revenue in the first quarter of 2017 compared to the fourth quarter of 2016, whether there was any connection between the partnership with Cadence Design and ASML’s EUV program, the cooperation with Tata Consultancy Services and Nikon’s lawsuits against ASML.

Mr. Wennink replied that, initially, 13 EUV systems were due to be shipped at the beginning of 2017, but 1 system had been deferred to the first quarter of 2018 because of ASML’s capacity to deliver and not any lack of demand from customers. Mr. Nickl answered the question about gross margin and EUV costs by explaining that an increase in the revenue from EUV would reduce the margin by about 1% per annum. The effect of EUV revenue was partly compensated for by a rising margin on other revenue. Mr. Nickl also pointed out that the acquisition of HMI reduced the gross margin in 2016 by approximately 1% due to accounting reasons. Seen as a whole, ASML was still well on schedule to achieve the previously published targets for 2020.

Regarding the comparison between the figures for the first quarter of 2017 and those for the fourth quarter of 2016, Mr. Nickl explained that in the last quarter of 2016 there had been a one-off advantage due to foreign currency effects in connection with the HMI acquisition; in operational terms, the first quarter of 2017 was better than the fourth quarter of 2016. Mr. Wennink added that, in general, the figures could fluctuate from quarter to quarter depending on the revenue and product mix, and that it was better to assess the figures over a longer period.

Mr. Wennink said there was no connection between the partnership with Cadence and ASML’s EUV program. The partnership with Cadence was focused on optimizing the mask that is used in the manufacture of chips, whereas Tata Consultancy Services supplies information technology and IT infrastructure to ASML.

Finally, Mr. Wennink stated that ASML was vigorously defending the lawsuit brought by Nikon and that ASML had repeatedly tried to discuss a possible extension to the previously agreed cross license with Nikon, but Nikon had not wanted to co-operate on that. For more information about the background to the Nikon lawsuit, reference was made to the description in ASML’s annual report.

Mr. Jorna, representing the Dutch Shareholders’ Association (Vereniging van Effectenbezitters (“VEB”)), asked whether the Board of Management could indicate whether ASML’s expectations for 2020 were still realistic, whether there were any possibilities for further increasing capacity for producing EUV systems in 2017 and 2018, whether Tata Consulting Services could perhaps help improve the efficiency of operational processes, and what the growth potential of the service business was. Mr. Jorna also asked questions about the valuation of goodwill in connection with the acquisition of HMI, given the company’s relatively low revenue, and about the auditor’s opinion on that, how HMI was going to be integrated in ASML’s holistic lithography division, given Brion’s Yieldstar activities, and whether ASML’s business model had been altered, from outsourcing and partnerships to greater participation in suppliers and other partners. Finally, Mr. Jorna asked whether ASML was aware of Nikon’s motives for commencing a lawsuit at this time and whether, given the current share price, ASML was considering splitting its shares.

Mr. Wennink replied that the expectations for 2020 had been calculated using 4 growth scenarios for the semiconductor industry, based on the ultimate buyer’s demand for chips. ASML used a conservative industry growth estimate, which, according to Mr. Wennink, was still realistic. Mr. Wennink also said that it was not possible to increase production capacity for 2017 and 2018 because of the time taken to supply certain components and other factors. The production capacity for 2019 could, however, be increased.

Mr. Wennink further stated that growth expectations for the service and option business were good because the number of ASML systems in the field is increasing and increasingly efficient solutions are being developed to make this installed base capital-efficient for ASML’s customers. In addition, the activities of HMI, Brion and ASML Applications group would indeed be consolidated into one single holistic lithography business unit. Mr. Wennink said that ASML was unaware of Nikon’s reasons for initiating lawsuits against it. He also said that he would consider the possibility of a share split.

Finally, Mr. Wennink responded to Mr. Jorna’s question about ASML’s business model. Vertical integration with Carl Zeiss SMT had long been an aim of ASML. Acquiring a 24.9% interest in Carl Zeiss was therefore an important step. HMI did not supply to ASML, but was rather a partner for developing and marketing new, joint products. In such a situation, an acquisition could be the most attractive alternative.

Mr. Nickl confirmed that HMI’s revenue was relatively low, but that it had one of the highest profit margins in the entire semiconductor equipment industry. ASML expects HMI’s revenue to grow strongly over the next few years, particularly if combined ASML-HMI products are marketed. Mr. Nickl concluded that, although the value of the Company’s goodwill was relatively high, it was supported by the very good business case. Finally, Mr. Nickl said that Tata was not a new party for ASML. Their work for ASML consisted of maintaining and upgrading IT systems and providing cyber security.

Mr. Jansen, a private shareholder, noted that there was a noticeable difference between European IT companies and IT companies in the Far East with regard to innovation. He asked how ASML viewed this.

Mr. Nickl clarified that ASML uses Tata for IT services and not for R&D. He emphasized that the IT specialists in charge of the IT architecture are on ASML’s payroll.

Ms. Rijke, representing the Association of Investors in Sustainable Companies (Vereniging van Beleggers voor Duurzame Ontwikkeling (“VBDO”)), asked whether ASML had any insights into the calculation of “hidden” costs in the production chain in order to gain a clearer idea on the long-term risks of the production chain and whether ASML was considering accounting for this in an environmental profit & loss account. Ms. Rijke also asked what ASML’s activities were in the circular economy and how ASML involves its suppliers in them.

Mr. Wennink replied that, with regard to the circular economy, ASML not only carries out activities in the supply chain but also in its customer dealings, for example by supplying refurbished machine parts. ASML applies a complete set of criteria in the supply chain, known as the QLTCS criteria, which suppliers must satisfy. Sustainability requirements are an important component of these. Mr. Wennink stated that the Company had looked at “hidden” costs and considered including them in an environmental profit & loss account, but a clear reporting standard was not yet available, which made it difficult to draw comparisons with other companies. ASML would continue to keep track of developments in this area.

Mr. Nickl added that ASML had made considerable advances in drawing up its Integrated Report, which focuses not only on the financial figures but also on matters such as people, contacts with customers and suppliers, and innovation management. ASML wants to expand on this and is open to any input that VBDO may have in this area.

Mr. Luijkx, a private shareholder, asked about ASML’s protective structure, also in light of situations that had recently arisen at other Dutch companies.

Mr. Wennink replied that ASML has a preference share foundation, but that the prime concern was for the company to perform well enough to prevent it from being a target for a hostile takeover. Mr. Wennink further explained that, should ASML be faced with such a situation, the Board of Management and the Supervisory Board would consider the interests of all stakeholders, including customers, suppliers, employees and the public, in addition to the shareholders. The question of whether legislation should be enacted to provide better protection for Dutch companies was a political one.

Mr. Troost, a private shareholder, asked whether ASML’s expansion plans for its campus in Veldhoven could be explained.

Mr. Wennink replied that any expansion of ASML’s campus would be driven by the necessary manufacturing capacity which, in turn, depends on developments in the ultimate market. The focus here is on reducing throughput time. Any planning applications ASML submits can be used to respond quickly to possible expansions.

Mr. Jorna, VEB, asked for an explanation of the references in the Supervisory Board report to possible lawsuits and to ASML’s China strategy, and whether ASML could clarify recent reports by Intel about their roadmap. Finally, Mr. Jorna asked how ASML views the current situation in Korea and Japan.

The Chairman replied that the Supervisory Board report refers to the possibility of Nikon taking legal action against ASML, a possibility which had existed since the cross license ended. With regard to the China strategy, the Chairman explained that the semiconductor industry is one of the priorities of the current Chinese government and that it is investing enormous amounts in setting up an industry there.

Mr. Wennink said that ASML was keeping close track of the developments in Korea and Japan. In response to the question about reports from Intel, Mr. Wennink said that he could not comment on any specific customer roadmaps.

The Chairman then invited Mr. Kleipool to take the floor.

Mr. Kleipool said that, as of the record date for this AGM, there was a total of 439,199,575 shares still outstanding, 9,051,804 of which were held by the Company as treasury shares. There were therefore 430,147,771 outstanding ordinary shares carrying voting rights. Since one ordinary share carries nine votes, this number of shares carries 3,871,329,939 votes. Mr. Kleipool further stated that the counting of heads showed that there were 1,833 shareholders present or represented at the beginning of the meeting, collectively representing 324,449,912 shares, which in turn represented a capital of EUR 29,200,492.08, entitling them to cast 2,920,049,208 votes. According to Mr. Kleipool, this meant that 75.43% of the issued share capital was present or represented. Mr. Kleipool added that one customer-shareholder, specifically Intel, was represented at this AGM with regard to the CCIP policy, but that, under the CCIP, it was not entitled to vote on items placed on the agenda.

Finally, Mr. Kleipool said that all voting items on the agenda could be adopted with an ordinary majority of votes, as more than half of the total outstanding share capital was represented.

The Chairman then moved on to item 3 of the agenda.

3.	Discussion of the Implementation of the Company’s Remuneration Policy (Discussion item)

The Chairman reported that the implementation of the remuneration policy in 2016 was a separate discussion item, preceding the adoption of the financial statements. He emphasized that this concerned the current remuneration policy. The remuneration policy for the coming period would be discussed later. The Chairman invited Mr. Schwalb, chairman of the Remuneration Committee, to elaborate on this topic.

Mr. Schwalb presented the most important elements of the implementation of the remuneration policy in 2016, based on the remuneration policy that had been put into effect on 1 January 2014 with some subsequent minor amendments. There were now three elements of remuneration: the base salary, a long-term component and a short-term component. In 2016, the Presidents’ base salaries were raised by 2.5%, in line with the salary increase for ASML’s senior management in the Netherlands. The base salaries of the other three members of the Board of Management were brought in line with each other. In 2016, a short-term incentive was paid amounting to around 89% of the maximum. Regarding the long-term incentive, the score for the performance period 2014-2015-2016 was 78% of the maximum. ASML scored 75% of the maximum for return on average invested capital (“ROAIC”), the third highest score in the peer group; regarding the qualitative target, consisting of technological and sustainability criteria, ASML achieved a score of 90% of the maximum.

After this presentation, the Chairman invited the shareholders to ask questions. No questions were asked.

The Chairman then moved on to item 4 of the agenda.

4.	Proposal to adopt the financial statements for the 2016 financial year, prepared in accordance with Dutch law (Voting item)

The Chairman reported that ASML had once again drawn up two sets of financial statements for 2016, one according to the US GAAP rules and the other according to the Dutch rules, based on IFRS. The financial statements based on Dutch law are the financial statements under the articles of association, which were now being submitted for adoption. The financial statements and the annual report had been available for inspection.
The Chairman invited Mr. Van Delden, ASML’s external auditor with KPMG, to report briefly on KPMG’s audit of ASML in 2016.

Mr. Van Delden began by saying that KPMG had issued three unqualified audit opinions: one for the financial statements based on IFRS, one for the financial statements based on the US GAAP accounting principles and which also relates to the effectiveness of the internal control over financial reporting measures concerning drafting the financial statements, and one for ASML’s Integrated Report. Mr. Van Delden said that this was the first year that KPMG had audited ASML. Following a brief explanation of the transition process, Mr. Van Delden went on to discuss a number of aspects of the audit opinion. Given the considerable degree of centralization in ASML’s operations, KPMG was able to carry out most of its audit activities in the Netherlands, which enabled KPMG to achieve a high coverage in its audit, specifically 97% of the revenue and 96% of the assets, with a materiality of EUR 70 million. Mr. Van Delden also explained the key audit matters: revenue recognition, the acquisition of HMI and the appraisal of goodwill.

Following this presentation, the Chairman invited the shareholders to ask questions.

Mr. Stevense, SRB, asked about the extent to which KPMG had examined cyber crime, whether there had been changes to accounting rules, and whether KPMG had been involved in valuing ASML’s stake in Carl Zeiss SMT. He also asked for an explanation of the increased goodwill.

Mr. Nickl replied that, in 2016, there had been no major changes to the accounting rules but that the rules for appraising revenue were due to change in 2018. He also acknowledged that goodwill was increasing. That was partly due to the Cymer acquisition in 2013. The amount of goodwill in the IFRS financial statements had been re-appraised due to fluctuations in the Euro-dollar exchange rate. Goodwill had also increased as a result of the acquisition of HMI. Goodwill is assessed annually. Finally, he said that cyber security was a high priority for ASML, as well as the Board of Management and the Supervisory Board. ASML had taken a lot of measures to improve IT security. Mr. Nickl said it was also important to train employees in this area so that they are aware of the dangers of cyber crime.

Mr. Van Delden confirmed Mr. Nickl’s answers. Regarding cyber security, the company’s external auditor examines the Company’s assessment of the risks, as well as its plans to minimize them and its implementation of those plans. These are reported to the Audit Committee. Mr. Van Delden also confirmed that KPMG had been involved in valuing the stake in Carl Zeiss SMT, but that the transaction had not been formally closed because certain approvals had not yet been obtained. With regard to goodwill, Mr. Van Delden agreed with the answer given by Mr. Nickl.

Mr. Jorna, VEB, said that, with regard to other listed companies too, his association would prefer that the auditor not simply list the key audit matters but also to state its opinions on them and the conclusions drawn from them. He also asked Mr. Van Delden how many hours he, as a partner, had spent auditing ASML, how big ASML’s IT legacy is and how this relates to the annual IT expenditure.

Mr. Van Delden replied that he had spent about 300 hours auditing ASML. The three audit partners involved spent a total of 1100 hours. This was a relatively high number of hours, due to the fact that 2016 was KPMG’s first year as ASML’s auditor.

Mr. Nickl replied that the IT budget was about EUR 250 million per annum. He said that the systems were working well. Since there had not been a standard solution available for ASML’s project-type manufacturing method, the current IT systems were custom made. ASML was currently engaged in a project that will lead to a new IT process based on standard solutions.

Mr. Boom, a private shareholder, posed a question about the reporting of R&D costs in the IFRS and US GAAP financial statements.

Mr. Nickl explained that there were differences between IFRS and US GAAP regarding the reporting of R&D costs: under IFRS, these have to be activated while under US GAAP they must be debited to the result.

Since there were no more questions, the Chairman gave the floor to Mr. Kleipool.

Mr. Kleipool then explained the voting procedure and a test vote (“dry run”) was held to test the system.

After the test vote, the Chairman suggested that the proposal to adopt the financial statements be put to the vote and he gave the floor to Mr. Kleipool, who oversaw the voting procedure.

After the shareholders had cast their votes, Mr. Kleipool announced the result of the vote, as follows:

Overview votes		Percentage
For	2,503,615,338	99.98%
Against	484,218	0.02%
Abstained	12,045,150
No Vote	403,904,502
Total	2,516,144,706
The Chairman therefore concluded that the proposal under item 4 of the agenda had been adopted.

The Chairman then moved on to item 5 of the agenda.

5.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the 2016 financial year (Voting item)

The Chairman informed the meeting that it had been proposed to discharge the members of the Board of Management from liability for the performance of their responsibilities in the 2016 financial year and invited the shareholders to ask questions.

Given that there were no questions about this item, it was decided to proceed with the vote. The Chairman gave the floor to Mr. Kleipool who asked the shareholders to cast their votes. After the shareholders had voted, Mr. Kleipool announced the result of the vote, as follows:

Overview votes		Percentage
For	2,486,158,740	99.94%
Against	13,896,999	0.56%
Abstained	16,088,967
No Vote	403,904,502
Total	2,516,144,706

Given this result, the Chairman concluded that the proposal under item 5 of the agenda had been adopted.

The Chairman then moved to item 6 of the agenda.

6.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the 2016 financial year (Voting item)

The Chairman informed the meeting that it had been proposed to discharge the members of the Supervisory Board from liability for the performance of their responsibilities in the 2016 financial year. He did not provide any further explanation and invited the shareholders to ask questions.

Given that there were no questions about this item, the Chairman suggested that the proposal be put to the vote. Mr. Kleipool asked the shareholders to vote and, after they had done so, he announced the result of the vote, as follows:

Overview votes		Percentage
For	2,486,138,094	99.94%
Against	13,921,803	0.56%
Abstained	16,084,809
No Vote	403,904,052
Total	2,516,144,706

The Chairman concluded that the proposal under item 6 of the agenda had been adopted with the requisite majority of votes and moved on to item 7.

7.	Clarification of the Company’s reserves and dividend policy (Discussion item)

The Chairman referred to the explanatory notes to the agenda and to what had already been discussed in relation to item 2 of the agenda.

Having given this explanation, the Chairman invited those present to ask questions about this agenda item.

Mr. Jorna, VEB, asked whether the share repurchase program that was currently suspended would be resumed and, if so, what amount was envisaged.

Mr. Nickl replied that the share repurchase program, which had been announced in January 2016 for the period 2016-2017, was for EUR 1.5 billion and that EUR 400 million of that had been repurchased so far. As stated earlier, the share repurchase program had been suspended in the course of 2016 due to the HMI and Carl Zeiss SMT transactions. It is possible that the program will be resumed in the course of 2017, but whether that actually would happen and if so, what amount would be envisaged, depended on ASML’s cash position. ASML’s policy is to maintain a minimum buffer of EUR 2.5 billion in order to meet its cash needs.

Mr. Stevense, SRB, asked whether ASML had considered the possibility of introducing an optional stock dividend.

Mr. Wennink replied that ASML prefers to distribute dividends in cash in order to prevent dilution.

Since there were no more questions, the Chairman went on to deal with item 8 of the agenda.

8.	Proposal to adopt a dividend of EUR 1.20 per ordinary share (Voting item)

The Chairman put forward the Board of Management’s proposal to adopt a dividend of EUR 1.20 per ordinary share and, for the record, informed the meeting that the Supervisory Board had approved this proposal. The Chairman referred to the previous discussion of this matter and asked whether any shareholders wished to ask questions.

Since no questions were forthcoming, Mr. Kleipool put the proposal to the vote. The result of the vote was as follows:

Votes		Percentage
For	2,508,458,895	99.89%
Against	2,883,762	0.11%
Abstain	4,802,049
Not-voted	403,904,052
Total	2,516,144,076

The Chairman announced that the proposal under item 8 of the agenda had been adopted.

The Chairman then moved on to item 9 of the agenda.

9.	Proposal to adopt the revised Remuneration Policy for the Board of Management (Voting item)

The Chairman announced that the proposed Remuneration Policy elaborates on the general principles on remuneration of the Board of Management that had evolved since 2004. The primary reasons for revising the current remuneration policy were ASML’s growth and its consolidated position in the market and the industry as well as the increasing complexity of the technology and the associated challenges. The Supervisory Board therefore considered that the revised Remuneration Policy for the Board of Management, which was now being proposed for adoption, would drive long-term value creation at ASML, in a highly dynamic setting, with the interests of all stakeholders continuing to be served.

For a full explanation of the proposed changes to the Remuneration Policy and its consequences, the Chairman referred to the “Rationale for Updating the Remuneration Policy”.

The Works Council had also been given the opportunity well in advance to determine its position on the Remuneration Policy and it had informed the Supervisory Board that it supported the proposal.

The Supervisory Board proposed that the General Meeting adopt the Remuneration Policy for ASML Holding N.V.’s Board of Management (2017 version). If adopted the Remuneration Policy would take effect on 1 January 2017.

The Chairman gave the floor to Mr. Schwalb, chairman of the Remuneration Committee, who proceeded to clarify this matter in more detail.

Mr. Schwalb explained to the meeting that the primary reason for the proposed amendment to the Remuneration Policy was ASML’s growth and development, as a result of which the reference group for the remuneration of the Board of Management needed to be revised. The new policy still focuses on the objectives set out in the current policy: serving ASML’s customers, driving technological development, serving the interests of ASML’s stakeholders and creating long-term value for shareholders. The performance criteria used for variable remuneration matched these objectives. Finally, Mr. Schwalb said that the ROAIC criterion had to be adjusted, given the effect of consolidation in the semiconductor industry on ASML’s ROAIC peer group. The principles of the Remuneration Policy had also remained intact: transparency, long-term focus, alignment with policy on senior management and other employees, compliance with corporate governance standards and simplicity.

Mr. Schwalb then presented the composition of the new reference group, which included 21 European companies. These companies had been selected on the basis of market capitalization, revenue and number of employees. ASML was in the middle of this reference group. Mr. Schwalb then explained the changes to variable remuneration (incentive payouts). The target level for the short-term incentive (STI) was to be raised from 60% to 65% of the base salary for all members of the Board of Management; all targets would be set annually; the financial performance criteria would be set annually on the basis of the priorities for each particular year, with the possibility of selecting from a set list of performance criteria. Mr. Schwalb said that the following performance criteria had been selected for 2017: EUV supplies, EBIT margin and Free Cash Flow.

Regarding long-term incentives (LTI), the proposal was to raise the Presidents’ target from 70% to 100% of the base salary, with an increase from 70% to 85% being proposed for the other members of the Board of Management. Under the proposal, the weighting of a number of components of the LTI would be changed, with the introduction of a new performance criterion: the Total Shareholder Return (TSR) against the Philadelphia Semiconductor Index. Finally, Mr. Schwalb said that the proposal was to raise the minimum number of ASML shares that the Presidents should hold to the equivalent of three annual base salaries. This related to the increase in the required share ownership. This would be raised from two to three annual base salaries for the Presidents. Mr. Schwalb went on to give an explanation of the scoring table for the TSR target which is determined in part on the basis of ASML’s volatility, which is relatively high compared to the Index. Finally Mr. Schwalb showed the effect of the Presidents’ remuneration on ASML’s position in the middle of the new reference group.

Following this presentation, the Chairman invited the shareholders to ask questions.

Mr. Jorna, VEB, commented that, under the Corporate Governance Code 2016, companies must consider their internal wage differentials when determining the remuneration of directors and must also report on that. He asked whether ASML had considered them when drawing up the proposed Remuneration Policy.

The Chairman replied that ASML endeavors to pay its employees a competitive salary and that it is important for the wage differentials to be correct for the entire ASML remuneration structure. He said that it was also important that the Works Council had assessed the proposed Remuneration Policy and agreed to it. With respect to the reporting requirements, the Chairman said that ASML intended to comply with the Code in that regard.

Mr. Stevense, SRB, requested further clarification of the two reference groups that ASML had used to determine the remuneration to be paid to the members of the Board of Management.

Mr. Schwalb explained that there was one reference group made up of European companies of a similar size to ASML, which was used as a benchmark for the total remuneration level of the Board of Management. In addition, ASML’s performance with regard to the TSR criterion was measured against an index made up of ASML’s peer companies, i.e. high-tech companies listed on Nasdaq.

Mr. Kip, representing Eumedion, the Railway Pension Fund (Spoorwegpensioenfonds), the Public Transport Pension Fund (Pensioenfonds Openbaar Vervoer) and the Health Insurance Company Menzis, referred to a provision in the Corporate Governance Code 2016 that states that directors must express their opinion on their own remuneration. He asked whether ASML’s managing directors had shared their opinions on the proposed remuneration policy and whether an explanation could be given about that.

Mr. Schwalb explained that, when the process of revising the Remuneration Policy commenced, every member of the Board of Management and the Supervisory Board had expressed his or her opinion on the matter to the Remuneration Committee, so that it could be taken into account when drafting the proposal. In addition, during the process Mr. Wennink was kept informed on behalf of the Board of Management and was asked for input. Mr. Wennink confirmed that he was indeed given the opportunity to express his opinion and that his input mainly concerned the details of the LTI, given the introduction of TSR as a new criterion.

Since there were no further questions, Mr. Kleipool put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,417,420,421	96.37%
Against	91,102,581	3.63%
Abstained	7,580,934
No Vote	403,945,272
Total	2,516,103,936

The Chairman announced that the proposal under item 9 of the agenda had been adopted.

The Chairman then moved on to item 10 of the agenda.

10.	Proposal to approve the number of shares to be granted to the Board of Management (Voting item)

The Chairman stated that item 10 of the agenda was a proposal to make a maximum of 200,000 shares available for remunerating the Board of Management. The ultimate grant of shares would be made by the Supervisory Board on the basis of the applicable Remuneration Policy, by applying the calculation method described in that policy. The proposal was also for the Board of Management to be designated, from this AGM to the 2018 AGM, as the body authorized to issue these shares, with the Supervisory Board’s approval.

In accordance with a previous undertaking, the meeting would be informed annually of the exact number of shares to be granted conditionally to the Board of Management. For the 2017 financial year, 75,373 shares were conditionally granted on 22 January 2017 on the basis of a volume weighted average share price of EUR 96.63 during the last quarter of the 2016 financial year. The Chairman stated that the 2018 AGM would be also informed about the number of shares granted conditionally to the Board of Management for the 2018 financial year.

The Chairman then invited the shareholders to ask questions. Since no questions were asked, the proposal was put to the vote. Mr. Kleipool asked the shareholders to cast their votes and, after they had done so, he announced the result of the vote, as follows:

Overview votes		Percentage
For	2,387,347,965	94.89%
Against	128,568,456	5.11%
Abstained	185,715
No Vote	403,947,072
Total	2,516,102,136

The Chairman announced that, given this result, the proposal under item 10 of the agenda had been adopted. The Chairman then moved on to item 11 of the agenda.

11.	Proposal to approve the number of options and/or shares to be granted to employees (Voting item)

The Chairman explained that it was proposed to set the number of stock options and/or shares for ASML employees worldwide (other than members of the Board of Management) for the period from the 2017 AGM up to the 2018 AGM at 1,475,000 and to designate the Board of Management as the body authorized to issue the aforementioned shares, with the approval of the Supervisory Board.

For more information about the employee equity plans under which these options or shares may be granted, the Chairman referred to the Explanatory Notes to the Agenda.

The Chairman then reported that the total number of stock options or shares to be granted amounted to approximately 0.3% of the share capital currently issued. Together with the options still to be exercised and shares granted in previous years, this amounted to a total dilution of approximately 0.8%. He added that shares underlying stock options and share grants are generally covered through repurchases.

The shareholders were then given the opportunity to ask questions.

Mr. Jansen, a private shareholder, asked what the relation was between share repurchases to cover stock option and share grants and the regular share buyback program..

Mr. Nickl answered that, in principle, the issue of shares and/or options under employee plans were covered by repurchasing shares for that purpose, but that was independent of the regular share repurchase program discussed earlier in the meeting.

Since there were no more questions about or comments to this item of the agenda, the Chairman gave the floor to Mr. Kleipool to put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,508,366,627	99.72%
Against	7,028,901	0.28%
Abstained	706,608
No Vote	403,947,072
Total	2,516,102,136

The Chairman announced that the proposal under item 11 of the agenda had been adopted and then moved on to item 12 of the agenda.

12.	Composition of the Board of Management (Discussion item)

The Chairman announced that in this item the Supervisory Board was giving notice to the AGM of the intended reappointment of Mr. Frits van Hout as member of ASML’s Board of Management. For the record, the Chairman stated that this item of the agenda was a discussion item and not a voting item. The Supervisory Board is obliged to notify the AGM of the intention to appoint a member of the Board of Management. The appointment itself was to be made by the Supervisory Board.

The Chairman referred to the Explanatory Notes to the Agenda for the reasons for this reappointment. Mr. Van Hout’s reappointment was for four years and was to commence on the date of this AGM.

The data on Mr. Van Hout and the most important elements of his contract, including his remuneration package, were published in the Explanatory Notes to the Agenda for this AGM.

Since there were no further questions, the Chairman congratulated Mr. Van Hout and confirmed his reappointment as of 26 April 2017. He then went on to deal with item 13 of the agenda.

13.	Composition of the Supervisory Board (Voting items and Discussion item)

The Chairman explained that this agenda item contained four voting items and one discussion item. The voting items concerned the proposals to reappoint a number of members of the Supervisory Board. As announced last year, Ms. Van der Meer Mohr and Ms. Smits-Nusteling and Mr. Grose and Mr. Ziebart were retiring by rotation as of this AGM and they were all available for reappointment.

The nomination of Ms. Van der Meer Mohr was based on the Works Council’s enhanced recommendation right. The Works Council was given the opportunity in good time to determine its position with regard to the proposed reappointments of the other three members and was in favor of them.

The Chairman stated that the shareholders had not exercised their recommendation right with regard to the filling of these vacancies.

In accordance with ASML’s articles of association and the Supervisory Board’s rotation schedule, Ms. Van der Meer Mohr could be reappointed for a third term of two years at this General Meeting. However, she had stated that she wished to be appointed for one year, after which she will no longer be available for reappointment.

The Supervisory Board had nominated Ms. Van der Meer Mohr and Ms. Smits-Nusteling and Mr. Grose and Mr. Ziebart for reappointment as members of ASML’s Supervisory Board. The Explanatory Notes to the Agenda set out the reasons for these nominations as well as the data on the candidates. The reappointments were to take effect as of the date of this AGM.

The Chairman then invited the shareholders to ask questions.

Mr. Stevense, SRB, noted that the rotation schedule for the members of the Supervisory Board changes on a regular basis and asked for a clarification.

The Chairman replied that, under ASML’s appointment policy for Supervisory Board members, two appointments of four years may be made, with the possibility of two ensuing terms of two years. This policy is in line with the new Corporate Governance Code. The fact that a Supervisory Board member retires by rotation does not automatically mean that he or she is stepping down as a Supervisory Board member, because he or she can then be reappointed. The rotation schedule is regularly discussed by the Selection & Nomination Committee to ensure a good, balanced composition of the Supervisory Board.

The Chairman then noted that there were no further questions about item 13 of the agenda and he put it to the vote. He stated that the reappointments would be voted on one at a time.

13a.	Reappointment of Ms. Van der Meer Mohr (Voting item)

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,503,194,309	99.52%
Against	12,099,735	0.48%
Abstained	808,092
No Vote	403,947,072
Total	2,516,102,136

The Chairman announced that the proposal under item 13a of the agenda had been adopted and he then went on to deal with item 13b of the agenda.

13b.	Reappointment of Ms. Smits-Nusteling (Voting item)

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,501,383,059	99.54%
Against	11,614,473	0.46%
Abstained	3,104,604
No Vote	403,947,072
Total	2,516,102,136

The Chairman announced that the proposal under item 13b of the agenda had been adopted and he then went on to deal with item 13c of the agenda.

13c.	Reappointment of Mr. Grose (Voting item)

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,497,787,019	99.39%
Against	15,206,922	0.61%
Abstained	3,108,195
No Vote	403,947,072
Total	2,516,102,136

The Chairman announced that the proposal under item 13c of the agenda had been adopted and he then went on to deal with item 13d of the agenda.

13d.	Reappointment of Mr. Ziebart (Voting item)

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,495,129,517	99.20%
Against	20,161,269	0.80%
Abstained	811,350
No Vote	403,947,072
Total	2,516,102,136

The Chairman announced that the proposal under item 13d of the agenda had been adopted, he congratulated the Supervisory Board members on their reappointment and then went on to deal with item 13e of the agenda.

13e.	Composition of the Supervisory Board in 2018 (Discussion item)

The Chairman stated that item 13e of the agenda was a discussion item and in it the Supervisory Board gives notice of the vacancies that will be arising on the Supervisory Board in 2018.

Ms. Van der Meer Mohr and Mr. Stork will retire by rotation in 2018. As stated earlier, Ms. Van de Meer Mohr would not be available for reappointment. The Chairman stated that in principle, Mr. Stork was available for reappointment.

The Chairman stated that this notification was made had to because the AGM has the right to recommend other candidates for these vacancies.

The Works Council has an enhanced right to recommend a candidate for the vacancy left following Ms. Van der Meer Mohr’s retirement.

The Chairman then established that there were no more questions about item 13e on the agenda, and he brought this item to a close.

14.	Proposal to adjust the remuneration of the Supervisory Board (Voting item)

The Chairman explained that, in view of the developments since the most recent increase in the remuneration of the Supervisory Board in 2014, the growth of the Company, increased responsibilities, work load and liabilities of the Supervisory Board members, the Supervisory Board had proposed, on the recommendation of the Remuneration Committee, that its remuneration be adjusted.

The Supervisory Board’s remuneration proposal was based, among other things, on advice from an external adviser following a benchmark study of AEX companies with a two-tier board. This advice took account of the increased responsibilities, work load and liabilities of the Supervisory Board members. The details of this remuneration proposal are included in the Explanatory Notes to the Agenda.

The Chairman gave the floor to Mr. Schwalb, chairman of the Remuneration Committee, who proceeded to explain this matter.

Mr. Schwalb explained that, given ASML’s size and complexity, the benchmark used when preparing the proposal to adjust the Supervisory Board’s remuneration was the 75th percentile of the reference group which, as stated, was made up of AEX listed companies with two-tier boards. He referred to the Explanatory Notes to the Agenda for further details of the proposal.

Since there were no more questions, Mr. Kleipool put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,510,476,623	99.81%
Against	4,743,261	0.19%
Abstained	881,982
No Vote	403,947,342
Total	2,516,101,866

The Chairman announced that the proposal under item 14 of the agenda had been adopted and went on to deal with item 15 of the agenda.

15.	Proposal to appoint KPMG Accountants N.V. as the external auditor for the 2018 financial year (Voting item)

The Chairman stated that this proposal was for the appointment of KPMG Accountants N.V. as the external auditor for the 2018 financial year. As explained in the Explanatory Notes to the Agenda, the Audit Committee had evaluated the performance of KPMG Accountants N.V. as the external auditor for the preceding year. The survey dealt with the quality, scope and planning of the audit, the independence of the auditor and its reporting, and the transition from Deloitte, the previous external auditor, to KPMG. Based on the outcome of the survey, the Audit Committee had proposed to appoint KPMG as external auditor once again.

Therefore, on the recommendation of the Audit Committee, the Supervisory Board proposed to appoint KPMG as the Company’s external auditor.

The Chairman then asked whether there were any questions.

The Chairman concluded that there were no questions and he asked Mr. Kleipool to put the proposal under item 15 of the agenda to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,491,971,930	99.07%
Against	23,416,866	0.93%
Abstained	713,070
No Vote	403,947,342
Total	2,516,101,866

The Chairman announced that the proposal under item 15 of the agenda had been adopted. The Chairman then moved on to item 16 of the agenda.

16.
Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares in the Company’s capital, within the limits provided by the Company’s articles of association, as well as to restrict or exclude the pre-emption rights accruing to shareholders (Voting items)

Introducing item 16 of the agenda, the Chairman explained that it consisted of four voting items, specifically a, b, c and d, and that he would explain all four of them, after which votes would be cast for each item separately.

The Chairman said that, although this item was an annually recurring one, it was still an important one for ASML. It is in the Company’s interest to be able to respond in a timely manner and quickly to circumstances requiring an issue of shares. The Board of Management therefore wished to be authorized to issue shares whenever such circumstances arise and to exclude the pre-emption right in situations that require a rapid response. In 2012, for example, this authorization was used in connection with the acquisition of Cymer and in 2016 in connection with the acquisition of Hermes Microvision. Even before those acquisitions, this authorization had been used for the issue of convertible bonds.

These authorizations will be valid for 18 months, specifically up to and including October 26, 2018. If the proposals are approved, the existing authorizations would cease to apply.

Item 16a of the agenda was a proposal to authorize the Board of Management to issue ordinary shares or rights to subscribe for ordinary shares, limited to 5% of the issued share capital at the time of authorization, subject to the Supervisory Board’s approval.

Item 16b of the agenda was a proposal to authorize the Board of Management to restrict or exclude the pre-emption right accruing to shareholders in connection with item 16a, subject to the Supervisory Board’s approval.

The Chairman then stated that item 16c of the agenda was a proposal to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, subject to the Supervisory Board’s approval, limited to 5% of the Company’s outstanding share capital at the time of this meeting, which 5% may only be used in connection with or in the event of M&A activities such as mergers, acquisitions and/or strategic alliances.

Finally, the Chairman explained item 16d of the agenda. This was a proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with item 16c of the agenda, subject to the Supervisory Board’s approval.

The Chairman then asked whether there were any questions.

The Chairman established that there were no questions and put the proposals to the vote.

16a.	Proposal to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares (5%)

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,498,227,893	99.29%
Against	17,781,993	0.71%
Abstained	87,165
No Vote	403,952,157
Total	2,516,097,051

The Chairman announced that proposal under item 16a of the agenda had been adopted and moved on to item 16b.

16b.	Proposal to authorize the Board of Management to restrict or exclude pre-emption rights.

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,497,074,921	99.25%
Against	18,850,509	0.75%
Abstained	175,311
No Vote	403,948,467
Total	2,516,100,741

The Chairman announced that the proposal under item 16b of the agenda had been adopted and moved on to item 16c.

16c.
Proposal to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances (5%).

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,448,514,373	98.91%
Against	27,449,469	1.09%
Abstained	138,294
No Vote	403,947,072
Total	2,516,102,136

Given this result, the Chairman announced that the proposal under item 16c of the agenda had been adopted. The Chairman then moved on to item 16d of the agenda.

16d.	Proposal to authorize the Board of Management to restrict or exclude pre-emption rights.

The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:

Overview votes		Percentage
For	2,151,694,512	85.52%
Against	364,240,080	14.48%
Abstained	166,419
No Vote	403,948,467
Total	2,516,100,741

Given this result, the Chairman announced that the proposal under item 16d of the agenda had been adopted. The Chairman then went on to deal with items 17 and 18 of the agenda.

Introduction to items 17 and 18 of the agenda

Introducing items 17 and 18 of the agenda, the Chairman explained that these were also standard items on the agenda and that they contained proposals to execute share repurchases and cancellations of shares.

ASML wants complete flexibility in returning capital to the shareholders. To achieve this flexibility, the AGM was being asked to mandate further share repurchases and approve cancellations of shares to enable the Company to implement further share repurchase programs should the Company decide on that course of action.

The Chairman said that the shareholders would understand that the implementation of further share repurchase programs depended on various factors and that there was no certainty about any further return of capital or the timing of its execution or the method of achieving such return.

The current share repurchase program had already been explained under item 2 of the agenda for this meeting.

The Chairman stated that items 17 and 18 of the agenda would be voted on separately.

17.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company (Voting items)

The Chairman explained that item 17a of the agenda was a proposal to authorize the Board of Management to repurchase a maximum of 10% of the Company’s currently issued capital, subject to the Supervisory Board’s approval. Shares could be acquired on the conditions set out in the Explanatory Notes to the Agenda.

Item 17b of the agenda was a proposal to authorize the Board of Management to repurchase an additional maximum of 10% of the Company’s currently issued capital. Shares could be acquired on the conditions referred to in item 17a of the agenda and on additional conditions set out in the Explanatory Notes to the Agenda.

The reason that this additional authorization was being requested was to have further flexibility in executing the return of capital to the shareholders.

The requested authorizations would be valid for 18 months, effective as of today and ending on October 26, 2018. If the General Meeting adopted the proposals set out in this agenda item, the existing authorizations would cease to apply.

The Chairman asked whether there were any questions.

The Chairman established that there were no questions and put the proposals to the vote.

17a.	Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital.

The Chairman gave the floor to Mr. Kleipool, who asked the shareholders to cast their votes. The result of the vote was as follows:

Overview votes		Percentage
For	2,501,510,022	99.48%
Against	12,964,050	0.52%
Abstained	1,628,064
No Vote	403,947,072
Total	2,516,102,136

Given this result, the Chairman announced that the proposal under item 17a of the agenda had been adopted and he moved on to item 17b of the agenda.

17b.	Proposal to authorize the Board of Management to repurchase additional ordinary shares up to 10% of the issued share capital.

The Chairman gave the floor to Mr. Kleipool, who asked the shareholders to cast their votes. The result of the vote was as follows:

Overview votes		Percentage
For	2,482,135,470	98.71%
Against	32,342,490	1.29%
Abstained	1,624,176
No Vote	403,947,072
Total	2,516,102,136

The Chairman announced that the proposal under item 17b of the agenda had been adopted with the requisite majority of votes and went on to deal with item 18 of the agenda.

18.	Proposal to cancel ordinary shares (Voting item)

The Chairman referred to the wording of the proposal, concerning the cancellation of a number of ordinary shares held by ASML or repurchased by ASML on the basis of the authorization under item 17 of the agenda, to the extent that these ordinary shares are not being used to cover obligations under employee share and/or stock option plans.

This cancellation could be carried out in one or more blocks of shares. The number of shares subject to cancellation will be determined by the Board of Management, but will never exceed 20% of the issued share capital as at April 26, 2017.

Since no questions were asked, the Chairman asked Mr. Kleipool to put the proposal to the vote. Mr. Kleipool announced the result of the vote, as follows:

Overview votes		Percentage
For	2,511,595,818	99.83%
Against	4,246,740	0.17%
Abstained	240,525
No Vote	403,966,125
Total	2,516,083,083

The Chairman announced that the proposal under item 18 of the agenda had been adopted and then went on to deal with item 19 of the agenda.

19.	Any other business.

The Chairman asked whether there were any questions about matters that had not been dealt with at the meeting.

Mr. Stevense, SRB, asked whether the Company’s extended financial agenda could be included in the annual report, as well as on the website.

The Chairman answered that this suggestion would be considered.

Mr. Troost, a private shareholder, referred to the developments in new technologies and asked how ASML is keeping up with them.

Mr. Van den Brink answered that, as regards ASML’s current technology, including holistic lithography, innovation was proceeding at full speed and that Moore’s law was the driving factor. The Chairman added that, in general, ASML is always alert to any disruptive technologies, but that semiconductor technology still has sufficient development potential.

Mr. De Jong, a private shareholder, asked about ASML’s views on state government investments in infrastructure in the Eindhoven region.

Mr. Wennink replied that the Eindhoven region is the second fastest growing economic region in the country and that, in his opinion, it was absolutely necessary for the government to invest sufficiently for various reasons, including recruitment and selection.

Mr. Jorna, VEB, referred to ASML’s invention with regard to the production of medical isotopes without generating radioactive waste. He asked how ASML was dealing with this commercially.

Mr. Wennink explained that these discoveries followed on from ASML’s research on the EUV light source. Further development and exploitation of this invention is not part of ASML’s core business. ASML is discussing this matter with the Ministry of Economic Affairs. It is important for any intellectual property rights to semiconductor technology to belong to ASML.

The Chairman announced that there were no more questions and that he would now end the meeting.

20.	Close.

The Chairman closed the meeting and thanked those present for attending. Finally, he invited everyone to participate in a guided tour of the recently opened ASML Experience Centre.